Exhibit 10.17

875 Stevenson Street, 5th Floor, San Francisco, CA 94103
November 23, 2020
Lauren StClair Waugh
[***]

Re: Employment Terms
Dear Lauren:
NerdWallet, Inc. (“NerdWallet” or the “Company”) is pleased to offer you employment in the position of Chief Financial Officer on the following terms.
You will report to our CEO, Tim Chen. You will work at our facility located in San Francisco, CA once we are able to return to the office. Of course, the Company may change your position, duties, and work location from time to time in its discretion.
This offer will be contingent upon a background check clearance, satisfactory reference check, and satisfactory proof of your right to work in the United States being provided within three (3) business days of your date of hire. You agree provide any documentation or information at the Company’s request to facilitate these processes.
Compensation; Benefits
You will receive an annual salary of $500,000.00, less payroll deductions and with holdings, payable on the Company’s ordinary payroll cycle. As an exempt salaried employee, you will be expected to work the Company’s normal business hours as well as additional hours as required by the nature of your work assignments, and you will not be entitled to overtime compensation. During your employment, you will be eligible to participate in the standard benefits plans offered to similarly situated employees by the Company from time to time, subject to plan terms and generally applicable Company policies. Details about these benefits are available for your review.
The Company may change compensation and benefits from time to time in its discretion.
Equity
Subject to approval by the Company’s Board of Directors (the “Board”) and upon execution of the Company’s RSU Grant Notice, the Company, will recommend that you be granted a Restricted Stock Unit Award covering 315,000 shares of the Company’s Class A Common Stock (the “RSU Award”). The RSU Award will be governed by the terms and conditions of the Restricted Stock Unit Award Agreement (which you are required to sign) and the Company’s 2012 Equity Incentive Plan (the “Plan”). Your RSU Award will vest over approximately four years, subject to a one-year vesting cliff (meaning none of the RSU Award will vest for approximately one year as measured from the date of grant of the RSU Award) and will generally vest quarterly thereafter, subject to your continuing to be a Service Provider as of each vesting date.
Subject to approval by the Board and upon execution of the Company’s Option Grant Notice, the Company will recommend that you be granted an option to purchase 630,000 shares of the Company’s Class A Common Stock at a price per share equal to the fair market value per share of the Common Stock on the date of grant, as determined by the Company’s Board of Directors. Twenty-five percent of the shares subject to the option shall vest twelve months after the date your employment begins, subject to
NerdWallet | 875 Stevenson Street, 5th Floor, San Francisco, CA 94103 | nerdwallet.com

your continuing employment with the Company, and no shares shall vest before such date. The remaining shares shall vest monthly over the next thirty-six (36) months in equal monthly amounts subject to your continuing employment with the Company. This option grant shall be subject to the terms and conditions of the Company’s Equity Incentive Plan and Stock Option Agreement, including vesting requirements. No right to any stock is earned or accrued until such time that vesting occurs, nor does the grant confer any right to continue vesting or employment.
Terms of Employment
As a Company employee, you will be expected to abide by Company rules and policies (including but not limited to the Company’s employee handbook), as adopted or modified by the Company from time to time. As a condition of employment, you must sign and comply with the Confidential Information, Inventions Assignment and Arbitration Agreement set forth in Attachment A, which prohibits unauthorized use or disclosure of the Company’s proprietary information, among other obligations.
At-will Employment
Your employment relationship with the Company will be at-will. Accordingly, you may terminate your employment with the Company at any time and for any reason whatsoever simply by notifying the Company; and the Company may terminate your employment at any time, with or without cause or advance notice. Any contrary representations that may have been made to you are superseded by this offer. This is the full and complete agreement between you and the Company on this term. Notwithstanding the foregoing, upon certain termination events, you will be entitled to the severance benefits as set forth in Attachment B.
Arbitration
To ensure the rapid and economical resolution of disputes that may arise in connection with your employment with the Company, you and the Company agree that any and all controversies, claims, or disputes with anyone (including the Company and any employee, officer, director, shareholder, or benefit plan of the company, in their capacity as such or otherwise), arising out of, relating to, or resulting from your employment with the Company or the termination of your employment with the Company shall be subject to binding arbitration per the terms of the attached Confidential Information, Inventions Assignment and Arbitration Agreement.
This letter, including Attachments A and B, forms the complete and exclusive statement of your employment agreement with the Company. It supersedes any other agreements or promises made to you by anyone, whether oral or written. Changes in your employment terms, other than those changes expressly reserved to the Company’s discretion in this letter, require a written modification signed by an officer of the Company. If any provision of this offer letter agreement is determined to be invalid or unenforceable, in whole or in part, this determination shall not affect any other provision of this offer letter agreement and the provision in question shall be modified so as to be rendered enforceable in a manner consistent with the intent of the parties insofar as possible under applicable law. This letter may be delivered via facsimile, electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, Uniform Electronic Transactions Act or other applicable law) or other transmission method and shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

Please sign and date this letter, and the enclosed Employee Confidential Information, Inventions Assignment and Arbitration Agreement and return them to me by November 24, 2020, if you wish to accept employment at the Company under the terms described above. If you accept our offer, we would like you to start on December 16, 2020.
We look forward to your favorable reply and to a productive and enjoyable work relationship.
Sincerely,

/s/ Tim Chen
Tim Chen
Chief Executive Officer

Understood, Accepted and Agreed:
/s/ Lauren StClair Waugh	11/24/2020

Lauren StClair Waugh	Date

[***]
Attachments
Attachment A: Confidential Information, Inventions Assignment and Arbitration Agreement
Attachment B: Severance and Change in Control

875 Stevenson Street, 5th Floor, San Francisco, CA 94103
SCHEDULE B
SEVERANCE AND CHANGE IN CONTROL BENEFITS
1.    Severance. If (i) your employment with the Company or its successor is involuntarily terminated without Cause (as defined below) or (ii) you resign your employment for Good Reason (as defined below), and in either case other than as a result of death or disability (an “Involuntary Termination”), subject to your delivery of an effective release agreement as described in Section 4(a) below, the Company will provide you with the following benefits (collectively, the “Severance”):
(a) cash severance equal to six (6) months of your then-current regular Base Salary (as defined below);
(b) reimbursement of the cost of COBRA coverage for six (6) months for you and your eligible dependents provided you timely elect coverage pursuant to the Consolidated Omnibus Reconciliation Act of 1985, as amended (“COBRA”), within the time period prescribed pursuant to COBRA (or if COBRA coverage is not available or if the reimbursement of such premiums would cause the Company to potentially incur financial costs or penalties under applicable law, payment in a lump sum equal to the monthly cost of what the COBRA coverage would have been for such time period); and
(c) if such Involuntary Termination occurs within one month before or twelve (12) months following a Change in Control (as defined below), twelve (12) months of additional vesting, beyond your termination date, on the portion of any stock options, restricted share units or shares of the Company’s equity securities held by you that are then unvested or subject to a repurchase option in favor of the Company (the “Unvested Shares”), pursuant to vesting terms then applicable to such Unvested Shares.
2.    Exceptions. For the avoidance of doubt, you will not be entitled to Severance in any of the following circumstances: (a) your employment is terminated for Cause, (b) you voluntarily terminate employment and such termination does not constitute a Good Reason (voluntary terminations include, but are not limited to, resignation, retirement or failure to return from a leave of absence on the scheduled return date), or (c) your employment with the Company is terminated in order for you to accept employment with another entity that is wholly or partly owned (directly or indirectly) by the Company or an affiliate of the Company, provided, however, that this subsection (c) shall not be interpreted to limit your rights in the event of a Good Reason resignation.
3.    Severance Payments.
(a)    General Rules. Cash severance will be paid in equal bi-monthly installments paid over the applicable severance period on the Company’s regularly scheduled payroll periods, with such payment(s) occurring or commencing as soon as practicable following the effective date of your Involuntary Termination. Severance payments shall be paid subject to applicable withholding for federal, state and local taxes. In no event shall payment of the Severance begin prior to the effective date of the Release described in Section 4(a) below.

875 Stevenson Street, 5th Floor, San Francisco, CA 94103
(b)    Application of Section 409A. It is intended that any benefits under this letter satisfy, to the greatest extent possible, the exemptions from the application of Section 409A of the Internal Revenue Code of 1986, as amended (“Section 409A”), provided under Treasury Regulations Sections 1.409A 1(b)(4), and 1.409A 1(b)(9), and this letter will be construed to the greatest extent possible as consistent with those provisions, and to the extent not so exempt, this letter (and any definitions hereunder) will be construed in a manner that complies with Section 409A. For purposes of Section 409A (including, without limitation, for purposes of Treasury Regulations Section 1.409A 2(b)(2)(iii)), your right to receive any installment payments under this letter (whether severance payments, if any, or otherwise) shall be treated as a right to receive a series of separate payments and, accordingly, each installment payment hereunder shall at all times be considered a separate and distinct payment. A termination of employment shall not be deemed to have occurred for purposes of any provision of this letter providing for the payment of any amounts or benefits upon or following a termination of employment unless such termination is also a “separation from service” within the meaning of Section 409A and, for purposes of any such provision of this Agreement, references to a “resignation,” “termination,” “termination of employment” or like terms shall mean separation from service. Notwithstanding any provision to the contrary in this Agreement, if you are deemed by the Company at the time of a separation from service to be a “specified employee” for purposes of Section 409A(a)(2)(B)(i), and if any payments or benefits that you become entitled to under this letter on account of such separation from service are deemed to be “deferred compensation,” then to the extent delayed commencement of any portion of such payments or benefits is required in order to avoid a prohibited distribution under Section 409A(a)(2)(B)(i) and the related adverse taxation under Section 409A, such payments shall not be provided prior to the earliest of (i) the expiration of the six-month period measured from the date of separation from service, (ii) the date of your death or (iii) such earlier date as permitted under Section 409A without the imposition of adverse taxation. Upon the first business day following the expiration of such period, all payments deferred pursuant to this paragraph shall be paid in a lump sum, and any remaining payments due shall be paid as otherwise provided herein. No interest shall be due on any amounts so deferred.
4.    Limitation of Benefits.
(a)    Release. As a condition to your receipt of the Severance benefits described herein, you are required to comply with your continuing obligations (including the obligations of confidentiality and assignment of intellectual property rights, and return of any Company property) and resign from all positions you hold with the Company or its successors. In addition, as a condition to your receipt of the Severance benefits described herein, you are required to execute, and allow to become effective, the Company’s or the successor’s standard form of Release Agreement releasing any and all claims you may have against the Company and its successor within the time frame set forth therein (the “Release”), but not later than the 50th day following the date of your Separation from Service (the “Release Deadline”). In the event that the Release Deadline falls in the calendar year following the year of your Involuntary Termination, the Severance payments will not begin until the start of the second calendar year. The Company’s current form of release is set forth in Appendix B-1.

875 Stevenson Street, 5th Floor, San Francisco, CA 94103
(b)    WARN Act Offsets. The Company, in its sole discretion, shall have the authority to reduce the cash severance benefits hereunder, in whole or in part, by any other severance benefits, pay in lieu of notice, or other similar benefits payable in connection with termination of employment pursuant to any applicable legal requirement, including, without limitation, the Worker Adjustment and Retraining Notification Act (the “WARN Act”).
(c)    Parachute Payments. If any payment or benefit in connection with a Change in Control or otherwise (“Payment”) would (i) constitute a “parachute payment” within the meaning of Section 280G of the Code, and (ii) but for this sentence, be subject to the excise tax imposed by Section 4999 of the Code (the “Excise Tax”), then such Payment shall be equal to the Reduced Amount.
The “Reduced Amount” shall be either (x) the largest portion of the Payment that would result in no portion of the Payment being subject to the Excise Tax or (y) the largest portion, up to and including the total, of the Payment, whichever amount, after taking into account all applicable federal, state and local employment taxes, income taxes, and the Excise Tax (all computed at the highest applicable marginal rate), results in your receipt, on an after-tax basis, of the greater amount of the Payment, notwithstanding that all or some portion of the Payment may be subject to the Excise Tax. If a reduction in payments or benefits constituting “parachute payments” is necessary so that the Payment equals the Reduced Amount, reduction shall occur in the following order: reduction of cash payments; cancellation of accelerated vesting of stock options; reduction of employee benefits. In the event that acceleration of vesting of stock options is to be reduced, such acceleration of vesting shall be cancelled in the reverse order of the date of grant of such options (i.e., earliest granted option cancelled last) unless you elect in writing a different order for cancellation.
The accounting firm engaged by the Company for general audit purposes as of the day prior to the effective date of the Change in Control shall perform the foregoing calculations. If the accounting firm so engaged by the Company is serving as accountant or auditor for the individual, entity or group effecting the Change in Control, the Company shall appoint a nationally recognized accounting firm to make the determinations required hereunder. The Company shall bear all expenses with respect to the determinations by such accounting firm required to be made hereunder.
The accounting firm engaged to make the determinations hereunder shall provide its calculations, together with detailed supporting documentation, to the Company and you within fifteen (15) calendar days after the date on which your right to a Payment is triggered (if requested at that time by the Company or you) or such other time as requested by the Company or you. If the accounting firm determines that no Excise Tax is payable with respect to a Payment, either before or after the application of the Reduced Amount, it shall furnish the Company and you with an opinion reasonably acceptable to you that no Excise Tax will be imposed with respect to such Payment. Any good faith determinations of the accounting firm made hereunder shall be final, binding and conclusive upon the Company and you.

875 Stevenson Street, 5th Floor, San Francisco, CA 94103
5.    Definitions. As used herein, the following capitalized terms shall have their respective definitions set forth below:
“Base Salary” shall mean your annual base pay (excluding incentive pay, premium pay, commissions, overtime, bonuses and other forms of variable compensation).
“Cause” shall mean any of the following: (1) conviction of any felony or any crime involving moral turpitude or dishonesty, (2) participation in a material fraud or material act of dishonesty against the Company, (3) willful and material breach of your duties that has not been cured within thirty (30) days after written notice from the Company of such breach, (4) intentional and material damage to the Company’s property, or (5) material breach of your Confidential Information and Inventions Assignment Agreement.
“Change in Control” means the occurrence of any of the following events:
(a)    Change in Ownership of the Company. A change in the ownership of the Company which occurs on the date that any one person, or more than one person acting as a group ("Person"), acquires ownership of the stock of the Company that, together with the stock held by such Person, constitutes more than 50% of the total voting power of the stock of the Company, except that any change in the ownership of the stock of the Company as a result of a private financing of the Company that is approved by the Board will not be considered a Change in Control; or
(b)    Change in Effective Control of the Company. If the Company has a class of securities registered pursuant to Section 12 of the Exchange Act, a change in the effective control of the Company which occurs on the date that a majority of members of the Board is replaced during any twelve (12) month period by Directors whose appointment or election is not endorsed by a majority of the members of the Board prior to the date of the appointment or election. For purposes of this clause (ii), if any Person is considered to be in effective control of the Company, the acquisition of additional control of the Company by the same Person will not be considered a Change in Control; or
(c)    Change in Ownership of a Substantial Portion of the Company's Assets. A change in the ownership of a substantial portion of the Company's assets which occurs on the date that any Person acquires (or has acquired during the twelve (12) month period ending on the date of the most recent acquisition by such person or persons) assets from the Company that have a total gross fair market value equal to or more than 50% of the total gross fair market value of all of the assets of the Company immediately prior to such acquisition or acquisitions. For purposes of this subsection (iii), gross fair market value means the value of the assets of the Company, or the value of the assets being disposed of, determined without regard to any liabilities associated with such assets.
For purposes of the definition of Change in Control, persons will be considered to be acting as a group if they are owners of a corporation that enters into a merger, consolidation, purchase or acquisition of stock, or similar business transaction with the Company. Notwithstanding the foregoing, a transaction will not be deemed a Change in Control unless the transaction qualifies as a change in control event within the meaning of Code Section 409A, as it

875 Stevenson Street, 5th Floor, San Francisco, CA 94103
has been and may be amended from time to time, and any proposed or final Treasury Regulations and Internal Revenue Service guidance that has been promulgated or may be promulgated thereunder from time to time. Further and for the avoidance of doubt, a transaction will not constitute a Change in Control if: (i) its sole purpose is to change the jurisdiction of the Company's incorporation, or (ii) its sole purpose is to create a holding company that will be owned in substantially the same proportions by the persons who held the Company's securities immediately before such transaction.
“Good Reason” shall mean any of the following actions taken by the Company or a successor corporation or entity without your consent: (w) reduction of your base compensation by 10% or more (excluding any such reduction that is replaced with a bonus plan of comparable value); (x) material reduction in your authority, duties or responsibilities, provided, however, that a change in job position (including a change in title) shall not be deemed a “material reduction” unless your new authority, duties or responsibilities are materially reduced from the prior authority, duties or responsibilities; (y) failure or refusal of a successor to the Company to materially assume the Company’s obligations under this Agreement in the event of a Change in Control as defined below; or (z) relocation of your principal place of employment that results in an increase in your one-way driving distance by more than fifty (50) miles from your then current principal residence. In order to resign for Good Reason, you must provide written notice of the event giving rise to Good Reason to the Company within ninety (90) days after the condition arises, allow the Company thirty (30) days to cure such condition, and if the Company fails to cure the condition within such period, then your resignation from all positions you then hold with the Company must be effective not later than ninety (90) days after the end of the Company’s cure period.

875 Stevenson Street, 5th Floor, San Francisco, CA 94103
Appendix B-1
Form Release
1.    Release of Claims. In exchange for separation payment, additional vesting and other consideration under this Agreement to which you would not otherwise be entitled, you hereby generally and completely release the Company and its affiliated, related, parent and subsidiary corporations, and its and their present and former directors, officers, employees, shareholders, predecessors, successors, attorneys, insurers, agents and assigns (collectively, the “Released Parties”) from any and all claims, liabilities and obligations of any kind, both known and unknown, which you may now have or have ever had against any of them, that arise out of or are in any way related to events, acts, conduct, or omissions occurring at any time prior to your signing this Release Agreement (the “Released Claims”). The Released Claims include, but are not limited to: (1) all claims arising out of or in any way related to your employment with the Company or the termination of that employment; (2) all claims related to your compensation or benefits from the Company, including salary, bonuses, commissions, vacation, expense reimbursements, severance pay, fringe benefits, stock, stock options or any other ownership interest in the Company; (3) all claims for breach of contract, wrongful termination, and breach of the implied covenant of good faith and fair dealing; (4) all tort claims, including claims for fraud, defamation, emotional distress, and discharge in violation of public policy; and (5) all federal, state, and local statutory claims, including claims for discrimination, harassment, retaliation, attorneys’ fees, and other claims arising under the federal Civil Rights Act of 1964 (as amended), the federal Americans with Disabilities Act (as amended), the federal Family and Medical Leave Act of 1993 (as amended), the federal Employee Retirement Income Security Act of 1974 (as amended), the federal Age Discrimination in Employment Act of 1967 (as amended) (the “ADEA”), the Older Workers Benefit Protection Act of 1990 (as amended), the California Fair Employment and Housing Act (as amended), and the California Family Rights Act (as amended). Notwithstanding the foregoing, this Release shall not waive any rights or benefits that may not be waived pursuant to applicable law, including, without limitation, any right to indemnification pursuant to California Labor Code Section 2800 or Section 2802. Nothing in this agreement prohibits you from reporting possible violations of federal law or regulation to any governmental agency or regulatory authority, including but not limited to the Securities and Exchange Commission (the “SEC”), or from making other disclosures that are protected under the whistleblower provisions of federal law or regulation. Moreover, you understand that this Release does not prohibit you from filing a charge with the Equal Employment Opportunity Commission (the “EEOC”) or equivalent state agency or participating in an EEOC or state agency investigation. However, you hereby waive your right to monetary or other recovery should any claim be pursued with the EEOC, state agency, or any other federal, state or local administrative agency on your behalf arising out of or related to your employment or separation from employment with the Company, except to the extent, if any, such waiver is prohibited by applicable law.
2.    ADEA Waiver and Release. You acknowledge that you are knowingly and voluntarily waiving and releasing any rights you may have under the ADEA. You also acknowledge that the consideration given for the waiver and release in the preceding paragraph

875 Stevenson Street, 5th Floor, San Francisco, CA 94103
hereof is in addition to anything of value to which you were already entitled. You further acknowledge that you have been advised by this writing, as required by the ADEA, that: (a) your waiver and release do not apply to any rights or claims that may arise after the execution date of this Agreement; (b) you have been advised hereby that you have the right to consult with an attorney prior to executing this Agreement; (c) you have up to twenty-one (21) days after the date you receive this Agreement within which to consider this Agreement (although you may choose to voluntarily execute this Agreement earlier); (d) you have seven (7) days following the date you sign this Agreement to revoke the Agreement (the “Revocation Period”) and (e) this Agreement will not be effective until the date upon which the Revocation Period has expired, which will be the eighth day after this Agreement is signed by you, provided that the Company has also executed this Agreement by that date. If you choose to revoke this Agreement, you must deliver notice of such revocation in writing to the Company, by personal delivery or mail, to NerdWallet Inc., Attention General Counsel, 875 Stevenson Street, San Francisco, CA 94103. If mailed, the revocation must be properly addressed to the above addressee and postmarked no later than the last day of the Revocation Period.
3.    Section 1542 Waiver. You understand that this Agreement includes a release of all known and unknown claims. In granting this release herein, which includes claims that may be unknown to you at present, you acknowledge that you have read and understand Section 1542 of the California Civil Code which reads as follows: “A general release does not extend to claims which the creditor does not know or suspect to exist in his or her favor at the time of executing the release, which if known by him or her must have materially affected his or her settlement with the debtor.” You hereby expressly waive and relinquish all rights and benefits under that section and any law or legal principle of similar effect in any jurisdiction with respect to your release granted herein, including but not limited to the release of unknown and unsuspected claims granted in this Agreement.
4.    No Pending Actions or Lawsuits. You represent that you have no lawsuits, claims or actions pending in your name, or on behalf of yourself or any other person or entity, against any of the Released Parties.
5.    Acknowledgments and Representations. You acknowledge and represent that you have not suffered any discrimination or harassment by any of the Released Parties on account of race, gender, age, national origin, religion, marital or registered domestic partner status, sexual orientation, disability, genetic information, veteran or military status, medical condition or any other characteristic protected by applicable law. You acknowledge and represent that you have not been denied any leave, benefits or rights to which you may have been entitled under any federal, state or local law, and that you have not suffered any job-related wrongs or injuries for which you have not already filed a claim. You further acknowledge and represent that your employment relationship with the Company was at- will and that you were not promised, explicitly or implicitly, employment for any specified period of time. You represent and warrant that all of the factual representations made herein, all of which induce the Company to enter into this agreement, are true in all material respects.
6.    Nondisparagement. You agree not to disparage any of the Released Parties in any manner likely to be harmful to any of them or their business, business reputation or personal

875 Stevenson Street, 5th Floor, San Francisco, CA 94103
reputation, provided that you may respond accurately and fully to any question, inquiry or request for information when required by legal process. For purposes of this Agreement, “disparage” shall mean to make, publish or communicate any negative, belittling or derogatory statement, whether oral or written. You agree that the obligations under this Paragraph include (without limitation) refraining from publishing any disparaging remark on any blog, online social network or any other website, whether or not such comments are made anonymously. Notwithstanding the foregoing, this provision shall not in any way limit your right to file a charge with the EEOC or equivalent state or local agencies, to disclose any suspected violation of law to governmental entities, or to cooperate with investigations by any federal, state or local agencies or entities.